Mail Stop 3561

April 3, 2008

Mr. Wade Miquelon
Chief Financial Officer
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999

      Re: Tyson Foods, Inc.
               Form 10-K for the year ended September 29, 2007
               Filed November 21, 2007
               File No. 001-14704

Dear Mr. Miquelon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Linda Cvrkel
               Branch Chief